SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 8-A

       FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(b) OR (g) OF THE
                SECURITIES EXCHANGE ACT OF 1934


            Mid-America Apartment Communities, Inc.
     (Exact name of registrant as specified in its charter)


              Tennessee                          62-154819
--------------------------------------     -----------------------
State of Incorporation or Organization     (I.R.S. Employer
                                            Identification No.)

6584 Poplar Avenue, Suite 340, Memphis, Tennessee        38138
-------------------------------------------------   ---------------
(Address of principal executive offices)              (Zip Code)

If this Form relates to the              If this Form relates to the
registration of a class of debt          registration of a class of debt
securities and is effective upon filing  securities and is to become pursuant to General Instruction A(c)(1)  effective simultaneously with
check  the following box.  ____          the effectiveness of a concurrent
                                         registration statement under the
                                         Securities Act of 1933 pursuant
                                         to General Instruction A(c)(2)
                                         please check the following box. ____

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange on
Title of Class to be so registered          which each class is to be registered
----------------------------------          ------------------------------------
___% Series B Cumulative Preferred Stock,   New York Stock Exchange
     par value $.01 per share
     (liquidation value $25 per share)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Not Applicable
     ------------------------------------------------------
                        (title of class)

         INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered

     A description of the __% Series B Cumulative Preferred Stock, par value $.01 per share of the Registrant is contained in a Rule 424(b) Preliminary Prospectus Supplement supplementing the Registrant's Registration Statement on Form S-3, No. 333-34775, which became effective on September 9, 1997, which Preliminary Prospectus Supplement shall be deemed to be incorporated herein by reference for all purposes.

Item 2.  Exhibits

     The securities described herein are to be registered on the New York Stock Exchange, on which other securities of the Registrant are registered. Accordingly, the following exhibits, required in accordance with Part I to the Instructions as to Exhibits on Form 8-A, have been duly filed with the New York Stock Exchange:

     4.1 Form of Articles of Amendment to the Amended and Restated Charter Establishing and Fixing the Rights and
          Preferences of a Series of Shares of Preferred Stock.

                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              Mid-America  Apartment Communities, Inc.
                              By:   /s/ Simon R. C. Wadsworth
                                    -----------------------------
                              Title: Chief Financial Officer

November 5, 1997

                          EXHIBIT 4.1


            MID-AMERICA APARTMENT COMMUNITIES, INC.

   ARTICLES OF AMENDMENT TO THE AMENDED AND RESTATED CHARTER
             DESIGNATING AND FIXING THE RIGHTS AND
      PREFERENCES OF B SERIES OF SHARES OF PREFERRED STOCK


     Mid-America   Apartment  Communities,  Inc.,   a   Tennessee
corporation (the "Company"), certifies to the Tennessee Secretary of State that:

     FIRST: Pursuant to the authority expressly vested in the Board of Directors of the Company by Section 6 of the Company's Amended and Restated Charter (the "Charter") and Section 48-16-102 of the Tennessee Code Annotated, the Board of Directors has, by resolution, duly divided and classified 1,840,000 shares of the preferred stock of the Company into a series designated % Series B Cumulative Preferred Stock (the "Series B Preferred Stock") and has provided for the issuance of the Series B Preferred Stock.

     SECOND: Section 6 is hereby amended by adding the following:

1. Designation and Number. A series of Preferred Stock, designated the "% Series B Cumulative Preferred Stock" (the "Series B Preferred"), is hereby established. The number of shares of the Series B Preferred shall be up to 1,840,000.

2.   Maturity.   The  Series  B Preferred  Stock  has  no  stated
     maturity and will not be subject to any sinking fund or mandatory redemption.

3. Rank. The Series B Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company, including the Company's 9.5% Series A Cumulative Preferred Stock (the "Series A Preferred Stock") the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company (the "Parity Preferred Stock"); and (iii) junior to all existing and future indebtedness of the Company. The term "equity securities" does not include convertible debt securities, which will rank senior to the Series B Preferred Stock prior to conversion.



4.   Dividends

     (a) Holders of shares of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors (or a duly authorized committee thereof), out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of % per annum of the $25 liquidation preference (the "Liquidation Preference") per share (equivalent to a fixed annual amount of $ per share). Dividends on the Series B Preferred Stock shall be cumulative from the date of original issue and shall be payable monthly in arrears on or before the 15th day of each month, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on December 15, 1997, will be for less than a full month. Such dividend and any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     (b) No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

     (c) Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will not bear interest and holders of the Series B Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions described above. Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Parity Preferred Stock or any series or class of equity securities ranking junior to the Series B Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series B Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of Parity Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of Parity Preferred Stock, shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of Parity Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of Parity Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Parity Preferred Stock does not have a cumulative dividend) bear to each other.

     (d)    Except  as  provided  in  the  immediately  preceding
paragraph, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation or redemptions for the purpose of preserving the Company's qualification as a real estate investment trust ("REIT")). Holders of shares of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B Preferred Stock as provided above. Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

5. Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders a liquidation preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights. If the assets of the Company legally available for distribution to shareholders are insufficient to pay in full the Liquidation Preference on the Series B Preferred Stock and the Liquidation Preference on any shares of Parity Preferred Stock, all assets distributed to the holders of the Series B Preferred Stock and any other series of Parity Preferred Stock shall be distributed pro-rata so that the amount of assets distributed per share of Series B Preferred Stock and such other series of Parity Preferred Stock, shall in all cases bear to each other the same ratio that the Liquidation Preference per share on the Series B Preferred Stock and such other series of Parity Preferred Stock bear to each other. Holders of Series B Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

6.   Redemption.

     (a) The Series B Preferred Stock is not redeemable prior to December 1, 2002. However, in order to ensure that the Company will continue to meet the requirement for qualification as a REIT, the Series B Preferred Stock will be subject to provisions in the Company's Charter (the "Charter") pursuant to which capital stock of the Company owned by a shareholder in excess of 9.9% in value of the Company's capital stock (the "Ownership Limit") will be deemed "Excess Shares," and the Company will have the right to purchase such Excess Shares from the holder. On and after December 1, 2002, the Company, at its option upon not less than 30 nor more than 60 days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except with respect to Excess Shares), without interest. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place  designated  in such notice and shall be  entitled  to  the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

     (b) Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of Excess Shares in order to ensure that the Company continues to meet the requirements for qualification as a REIT, or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock. So long as no dividends are in arrears, the Company shall be entitled at any time and from time to time to repurchase shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors and effected in compliance with applicable laws.

     (c) Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

     (d) Immediately prior to any redemption of Series B Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series B Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

     (e) The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT, Series B Preferred Stock acquired by a shareholder in excess of the Ownership Limit will automatically become Excess Shares, and the Company will have the right to purchase such Excess Shares from the holder. In addition, Excess Shares may be redeemed, in whole or in part, at any time when outstanding shares of Series B Preferred Stock are being redeemed, for cash at a redemption price of $25 per share, but excluding accrued and unpaid dividends on such Excess Shares, without interest. Such Excess Shares shall be redeemed in such proportion and in accordance with such procedures as shares of Series B Preferred Stock are being redeemed.

7.   Voting Rights.

     (a) Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

     (b) Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for eighteen or more consecutive months (a "Preferred Dividend Default"), the holders of such shares of Series B Preferred Stock (voting separately as a class together with the holders of the Series A Preferred Stock and all other series of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a class for the election of a total of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series B Preferred Stock or the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series B Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series B Preferred Stock and shares of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series B Preferred Stock and such Parity Preferred Stock present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series B Preferred Stock shall have been paid in full or declared and set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or set aside for payment in full on all series of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock when they have the voting rights described above (voting separately as a class with all series of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

     (c) So long as any shares of Series B Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), amend, alter or repeal the provisions of the Charter or the Designating Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event set forth above, so long as the Series B Preferred Stock remains outstanding with the terms thereof materially unchanged, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series B Preferred Stock and provided, further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     (d) The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

8. Conversion. The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company.

     THIRD: This Designating Amendment shall be effective at the time Tennessee Secretary of State accepts this Designating
Amendment for filing.

     FOURTH:   The  foregoing  amendment  was  duly  adopted   by
unanimous consent of the board of directors without shareholder action, such shareholder action not being required, on November
5, 1997

     IN  WITNESS WHEREOF, MID-AMERICA APARTMENT COMMUNITIES, INC.
has caused these presents to be signed in its name and on its behalf by its Chief Financial Officer on this the 6th day of November 1997.

                         MID-AMERICA APARTMENT COMMUNITIES, INC.

                         By:  /s/ Simon R.C. Wadsworth
                              -------------------------------
                         Title: Chief Financial Officer